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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68982

SEC Mail Processing Section
FEB 29 2016
Washington DC
416

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YYYY) AND ENDING 12/31/2015 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BRASIL PLURAL SECURITIES LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 MADISON AVENUE, 8th FLOOR
(No. and Street)

NEW YORK	NEW YORK	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL PEDROSA DE ALBUQUERQUE SOUSA 212-388-5624
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTENBERG MERIL
(Name – *if individual, state last, first, middle name*)

369 LEXINGTON AVE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DANIEL PEDROSA DE ALBUQUERQUE SOUSA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRASIL PLURAL SECURITIES LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF NEW YORK
COUNTY OF NEW YORK
Subscribed and sworn to before me this 16th DAY of February 2016.

Signature

Title

Notary Public

MICHAEL SWAIN
Notary Public, State of New York
No. 01SW6079354
Qualified in New York County
Commission Expires 08/26/2018

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Contents

RotenbergMeril

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

369 Lexington Avenue
25th Floor
New York, NY 10017

T: (212) 660-0050
F: (212) 898-9050

www.rmsbg.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Brasil Plural Securities, LLC

We have audited the accompanying statement of financial condition of Brasil Plural Securities, LLC (the "Company"), as of December 31, 2015, and the related notes to the financial statements. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
New York, New York
February 25, 2016

Brasil Plural Securities LLC

Statement of Financial Condition
December 31, 2015

ASSETS

Cash and cash equivalents	$ 826,224
Receivables from clearing broker	578,459
Investment in Brazilian Bond Fund, at fair value (cost $1,645,000)	1,651,613
Prepaid expenses and other assets	111,493
Fixed assets, at cost (net of accumulated depreciation of $57,026)	28,898
Total assets	$ 3,196,687

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:	
Accounts payable and accrued expenses	$ 259,615
Commissions payable	15,000
Payable to parent	25,898
Payable to affiliate	410,510
Total liabilities	711,023
Member's Capital:	
Contributions	17,388,057
Accumulated deficit	(14,902,393)
Total Member's capital	2,485,664
Total liabilities and Member's capital	$ 3,196,687

See Acompany Notes to Financial Statements.

Brasil Plural Securities LLC

Notes to Statement of Financial Condition

Note 1. Description of Organization

Brasil Plural Securities LLC (the "Company"), formerly known as PKBR Securities LLC through September 6, 2012, is a New York City based broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was organized as a Delaware Limited Liability Company on September 9, 2011. Its sole equity Member is Brasil Plural Holdings LLC (the "Member"). The Company's principal activity is to provide research to institutional investors wishing to invest in the Brazilian marketplace, as well as to provide execution in various Latin American and U.S.-based equity and fixed income markets. The Company expects income to be generated from commissions earned based on research quality as well as execution quality. The Company participates as a securities broker-dealer in riskless principal transactions. The Company is also engaged in market making and proprietary trading. The Company does not carry customer margin, nor cash accounts, and has a fully disclosed clearing relationship with Pershing LLC, a wholly owned company of the Bank of New York Mellon. In the event a customer is unable to fulfill its contractual obligation to the clearing broker, the Company may be exposed to off-balance-sheet risk.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker-dealer and does not hold funds or securities for or owe money or securities to customers. The Company does not have any customers as defined by Rule 15c3-3(a)(1). Accordingly, the Company is exempt from the requirements of the provisions of Rule 15c3-3(e) (the "Customer Protection Rule"), based on the exemption provided in Rule 15c3-3(k)(2)(i), and does not maintain any "Special Account for the Exclusive Benefit of Customers."

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company has evaluated subsequent events for potential recognition and/or disclosure through February 25, 2016 the date these financial statements were available to be issued.

The Member will provide additional capital as needed to sustain the Company through at least January 1, 2017.

Note 2. Significant Accounting Policies

A summary of the Company's significant accounting policies follows:

The Company follows Generally Accepted in the United States of America Accounting Principles ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Basis of Presentation and Functional Currency: The financial statements have been prepared on the accrual basis of accounting in conformity with GAAP. The Company's functional currency is the U.S. dollar.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Significant Accounting Polices (continued)

Cash and Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less at time of purchase to be cash and cash equivalents.

Revenue Recognition: Securities (principal) transactions and related revenues and expenses are recorded at fair value on a trade-date basis as if they had settled. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Interest income and expense are recognized on the accrual basis. Research income is recognized in the period the service is provided.

Translation of Foreign Currencies: Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the income statement accounts are translated at the rate at the time of the transactions. Gains or losses resulting from foreign currency transactions are included in net income (loss).

Income Taxes: As a single-member limited liability company, the Company is treated as a 'disregarded entity for income tax purposes. Thus, for federal and state income tax purposes, the Company does not file separate tax returns. The Company's operations are reported by the Member and, accordingly, no provision has been made for income taxes in the accompanying financial statements.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2015, management has determined that there are no material uncertain income tax positions. The Company files income tax returns in the U.S. federal jurisdiction, and various states. The 2015, 2014, 2013, and 2012 tax years generally remain subject to examination by U.S. federal and most state tax authorities.

Note 3. Fair Value Measurements

FASB ASC Topic 820 ("ASC 820") defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Note 3. Fair Value Measurement (Continued)

Level 1: Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability;

Level 3: Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As a practical expedient, investments in other funds may be valued at the reported net asset value (NAV) based on observable data such as ongoing redemption and/or subscription activity. In these cases, the NAV is considered as a Level 2 input. The Company may redeem its holding in the fund with 15 days' notice prior to last business day of each calendar month. Investment at December 31, 2014 represents the Brazilian Bond Fund, which is considered Level 2, measured using its NAV as an observable input data.

Note 4. Receivables From Clearing Brokers

Receivables from clearing brokers at December 31, 2015, consist of the following:

Deposits with clearing broker	$ 260,172
Receivable from clearing broker	190,434
Fees and commissions receivable/payable	127,853
	$ 578,459

Note 5. Fixed Assets

Furniture, equipment and leasehold improvements are stated at cost, less accumulated depreciation/ amortization. Straight-line depreciation of furniture and equipment is determined using estimated useful lives of three years. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of the improvements or the term of the lease. Management reviews furniture, equipment and leasehold improvements whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable.

A summary of fixed assets for the year ended December 31, 2015 is as follows:

Equipment	$ 27,454
Furniture and fixtures	28,796
Leasehold improvements	29,674
	85,924
Less accumulated depreciation/amortization	(57,026)
Fixed assets, net	$ 28,898

Note 6. Concentrations of Credit Risk

The Company maintains its cash in financial institutions which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on its cash.

Note 7. Member's Capital

The Member has the right, but not the obligation, to make capital contributions to the Company at such times and in such amounts as the Member determines.

Distributions shall be made to the Member at such times and in such amounts as the Member determines. Notwithstanding the foregoing, the Company, and the Member on behalf of the Company, shall not make any distribution if such distribution would violate the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), other applicable law, and/or applicable regulations of FINRA.

Note 8. Related Party Transactions

The Company introduces certain securities transactions to an affiliate that acts as a clearing broker in the Brazilian market. As of December 31, 2015, the Company earned commission of $443,949 in revenue from their affiliate.

Additionally, the company utilizes research through the affiliate. For the year ending December 31, 2015, the Company reported $1,151,017 of expenses related to these clearing & research services.

The Company has entered into an agreement with the Member whereby expenses such as 100% of rent and utilities are allocated from the Member to the Company.

During 2015, the Member provided $1,414,457 of capital contributions, as needed, to sustain the Company's operations.

Note 9. Indemnifications

In the normal course of business, the Company is subject to various claims, litigation, regulatory and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcomes. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that has not yet occurred. The Company expects the risk of loss to be remote.

Note 10. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) and has elected to compute its net capital requirements in accordance with the alternative method as provided by the Rule, which requires that the Company maintains minimum net capital equal to the greater of $250,000, or net capital in an amount not less than $2,500 for each security in which it makes a market (unless a security in which it makes a market has a market value of $5 or less, in which event the amount of net capital shall be not less than $1,000 for each such security) based on the average number of such markets made by such broker or dealer during the 30 days immediately preceding the computation date.

At December 31, 2015, the Company had net capital of $670,921 which was $420,921 in excess of the required net capital of $250,000.

Note 11. Employee Benefit Plans

The Company has a defined contribution profit-sharing plan that covers substantially all full-time employees and provides for discretionary annual contributions based upon a percent of compensation paid. The Company did not make any contributions to the plan for the year ended December 31, 2015.

Rotenberg Meril

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

369 Lexington Avenue
25th Floor
New York, NY 10017

T: (212) 660-0050
F: (212) 898-9050

www.rmsbg.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member of
Brasil Plural Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015 which were agreed to by Brasil Plural Securities, LLC (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7.

The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, including copies of checks and banking records, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working paper, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
New York, New York
February 25, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended ______________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068982 FINRA DEC
BRASIL PLURAL SECURITIES LLC
545 MADISON AVE 8TH FL
NEW YORK NY 10022-4219

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 3,614.88

B. Less payment made with SIPC-6 filed (**exclude interest**) (1,739.75)
7/15/15
Date Paid

C. Less prior overpayment applied (________)

D. Assessment balance due or (overpayment) 1,875.13

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ________

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,875.13

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,875.13

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

____
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the_____ day of______________, 20_____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ______________
and ending ______________

Item No. | **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,848,504

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 402,554

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______________________________________ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 402,554

2d. SIPC Net Operating Revenues $ 1,445,950

2e. General Assessment @ .0025 $ 3,614.88

(to page 1, line 2.A.)

RotenbergMeril
Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
369 Lexington Avenue
25th Floor
New York, NY 10017
T: (212) 660-0050
F: (212) 898-9050
www.rmsbg.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Member of
Brasil Plural Securities, LLC:

In planning and performing our audit of the financial statements of Brasil Plural Securities, LLC (the "Company"), as of December 31, 2015 and for the year then ended, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemption provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL (CONTINUED):

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's consolidated financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2015 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
New York, New York
February 25, 2016

RotenbergMeril
Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

369 Lexington Avenue
25th Floor
New York, NY 10017

T: (212) 660-0050
F: (212) 898-9050

www.rmsbg.com

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Brasil Plural Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which:

1. Brasil Plural Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (ii) (the "exemption provisions") and;
2. The Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
New York, New York
February 25, 2016



Brasil Plural Securities, Exemption Report

We as members of management of Brasil Plural Securities, (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (exemption provision pursuant to Paragraph (k)(2)(i) and (k)(2)(ii)). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (exemption provision pursuant to Paragraph (k)(2)(i) and (k)(2)(ii)).

(2) We met the identified exemption provisions from January 1, 2015 to December 31, 2015 without exception.

Brasil Plural Securities

I, Daniel Pedrosa Sousa , swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Title: CEO

February 25, 2016

São Paulo SP
Rio de Janeiro RJ
Porto Alegre RS
New York NY